Mail Stop 6010
      December 6, 2005



By U.S. Mail and Facsimile to (503) 268-8037

Mr. Jan Johannessen
Chief Financial Officer
Lattice Semiconductor Corporation
5555 NE Moore Court
Hillsboro, Oregon 97124-5421

      Re:	Lattice Semiconductor Corporation
      Form 10-K for the fiscal year ended January 1, 2005
		File No. 0-18032

Dear Mr. Johannessen,

      We have reviewed your response letter dated November 17,
2005
and filings and have the following comments. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the year ended January 1, 2005

General

1. In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Note 12. Long-term debt, page 55

2. Please refer to prior comment 3. We note from your disclosure that the conversion price is subject to adjustment in certain circumstances. Please tell us the conditions under which the conversion price would be adjusted. Additionally please tell us how you applied the guidance in EITF Issue 00-19 in evaluating whether the debt conversion feature is an embedded derivative that you should separate from the debt host and account for at fair value under SFAS
133. Please provide us with your analysis of whether the conversion feature is conventional convertible under paragraph 4 of EITF 00-19.
Also see EITF Issue 05-02.
        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.


	You may contact Eric Atallah, Staff Accountant at (202) 551-
3663
or me at (202) 551-3554 regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202)
551-3671 with any other questions.

      								Sincerely,


								Angela Crane
								Branch Chief



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Mr. Jan Johannessen
Lattice Semiconductor Corporation
Page 2